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February 27, 2018	Brandon M. Weston T +1 415 315 6356 brandon.weston@ropesgray.com

BY TELEPHONE

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Anu Dubey

Re:	Stone Ridge Trust IV (the “Trust”)
File Numbers: 333-207521; 811-23105

Dear Ms. Dubey:

The purpose of this letter is to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided to Ropes & Gray LLP on February 8, 2018 regarding the Trust’s Post-Effective Amendment No. 2 (“PEA No. 2”) to its Registration Statement on Form N-2 (the “Registration Statement”) for the Stone Ridge Post-Event Reinsurance Fund (the “Fund”). PEA No. 2 was filed with the SEC pursuant to Rule 486(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-2 on December 26, 2017, and is scheduled to become effective on March 1, 2018.

Where applicable, the responses below will be reflected in Post-Effective Amendment No. 3 to the Registration Statement, which will be filed on or before March 1, 2018. For your convenience in reviewing the Fund’s responses, your comments and suggestions are summarized below and are each immediately followed by the Fund’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus

Cover

1.	Staff Comment: Under “Investment Strategy,” in the last sentence of the first paragraph, please provide an objective definition of the term “material drawdown”.

Response: Because it is possible that the level of loss that would constitute a “material drawdown”—the catastrophic insured loss event giving rise to the opportunities that the

Fund is designed to capture—may change over time due to market dynamics or other reasons, the Fund believes that what is a “material drawdown” is most appropriately determined by the Adviser based on the details of the event and the economic conditions at the time of the event. Because investors will make the investment decision to invest in the Fund, or not, at the time of a material drawdown, the Fund believes it is more important to open the Fund at the time the right opportunity exists than to provide an objective definition of “material drawdown” for potential investors today. Consequently, the Fund respectfully declines to add the requested disclosure.

2.	Staff Comment: Under “Investment Strategy”, consider whether the Fund needs to adopt a policy to invest 80% of its assets in post-event reinsurance securities pursuant to Rule 35d-1.

Response: It is the Fund’s view that it is not required to adopt a policy under Rule 35d-1 with regard to the words “Post-Event.” The Fund will, however, adopt a policy under Rule 35d-1 as follows:

Under normal circumstances, the Fund will invest, directly or indirectly (e.g., through the Reinsurance Interval Fund), at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities.

The Fund notes that “reinsurance-related securities” are currently defined in the prospectus as follows:

[E]vent-linked bonds, shares or notes issued in connection with quota shares (“Quota Share Notes”), shares or notes issued in connection with excess-of-loss, stop-loss or other non-proportional reinsurance (“Excess of Loss Notes”), shares or notes issued in connection with industry loss warranties (“ILW Notes”) and, to a lesser extent, event-linked swaps, equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”).

3.	Staff Comment: The Staff notes that the below disclosure appears under the fourth bullet point, under the “Investment Adviser” heading:

There is no assurance that the Fund will be able to maintain a certain level of distributions.

Please clarify that the Fund may not be able to make any distributions.

Response: The Fund has made the following revision to this language: “There is no assurance that the Fund will be able to maintain a certain level of, or at any particular time make any, distributions.”

Prospectus Summary

4.	Staff Comment: The Staff notes the following disclosure on page one:

In addition, it is expected that the Reinsurance Interval Fund will be closed to new investors and investments by existing investors for a period of time after the Fund begins selling Shares and until the Reorganization.

The Staff further notes that there is subsequent disclosure that “the Fund does not anticipate that it will begin selling Shares or accepting offers to purchase Shares (“commencement of investment operations”) unless and until the Reinsurance Interval Fund experiences a material drawdown.”

Please add disclosure explaining why the Reinsurance Interval Fund will close to new investors after the Fund begins selling Shares.

Response: The disclosure on page two has been modified to clarify that the Reinsurance Interval Fund will close to new investors and investments, other than from the Fund, after the Fund begins selling Shares. It is anticipated that investors seeking exposure to the Reinsurance Interval Fund following the commencement of operations of the Fund will gain that exposure through investments in the Fund so that all investors making new investments following the occurrence of a material drawdown are subject to the same repurchase offer terms.

5.

Staff Comment: Please disclose in adequate detail why a “material drawdown” creates an investment opportunity in the Reinsurance Interval Fund. Please explain what advantage there is for investors in purchasing shares of the Fund, rather than purchasing shares of the Reinsurance Interval Fund directly.

Response: The Registrant respectfully submits that there is already appropriate disclosure explaining why a “material drawdown” creates an investment opportunity. The following explanation appears in the Fund’s investment strategy:

After a catastrophic insured loss event, particularly in the U.S., the reinsurance industry will have to pay out a significant amount of capital and will, therefore, have less capital available to underwrite risks in the immediately following years. Having access to stable, long-term capital, especially after a catastrophically large loss, is a key concern for reinsurers and, therefore, a potential opportunity for investors. The Fund is intended to serve as a vehicle to allow investors to maintain or grow their exposure to the reinsurance asset class at such time.

Because the Fund will invest all of its assets in the Reinsurance Interval Fund, the Reinsurance Interval Fund will be able to take advantage of these investment opportunities by deploying these new assets. In addition, as noted above and in “Periodic Repurchase Offers,” the Reinsurance Interval Fund and the Fund believe they have access to better investment opportunities if they are viewed as stable investors. Because the Fund will not conduct its first repurchase offer until 12 months after the Fund commences operations, the Fund will be able to provide stable capital to the Reinsurance Interval Fund, which will then use that capital to seek access to the most potentially attractive investment opportunities, for the benefit of investors in the Fund. In light of the Staff’s comment, however, the Fund has revised the above language as marked below:

After a catastrophic insured loss event, particularly in the U.S., the reinsurance industry will have to pay out a significant amount of capital and will, therefore, have less capital available to underwrite risks (i.e., write reinsurance) in the immediately following years while the demand for reinsurance is expected to remain at least the same. Having access to stable, long-term capital, especially after a catastrophically large loss, is a key concern for reinsurers and, therefore, a potential opportunity for investors as returns on reinsurance-related securities may be higher due to the higher premiums likely commanded by reinsurers during periods when the availability of reinsurance may be more scarce. The Fund is intended to serve as a vehicle to allow investors to maintain or grow their exposure to the reinsurance asset class at such time.

6.	Staff Comment: In the first paragraph of page four of the prospectus, the Staff notes the following disclosure:

Investments in Excess of Loss Notes provide exposure to a form of reinsurance pursuant to which one party (typically an insurer or reinsurer) purchases protection against losses that exceed a specified threshold up to a set limit.

Please clarify who issues the Excess of Loss Notes.

Response: The reinsurance-related securities in which the Reinsurance Interval Fund invests, including Excess of Loss Notes, are typically issued by a special purpose vehicle (“SPV”). The Fund notes that an earlier paragraph on page three of the Prospectus makes this disclosure to investors:

The reinsurance-related securities in which the Reinsurance Interval Fund typically invests are preferred shares or notes issued by a special purpose vehicle (“SPV”) whose performance is tied to underlying reinsurance transaction(s), including Quota Share Notes, Excess of Loss Notes and ILW Notes. The Reinsurance Interval Fund, as holder of a note or preferred share issued by the SPV, would be entitled to participate in the underwriting results and investment earnings associated with the SPV’s underlying reinsurance contracts.

7.

Staff Comment: On page four, the description of ILW Notes discloses that the “Reinsurance Interval Fund, as holder of an ILW Note, would be entitled to a return linked to the premium paid by the sponsor and the occurrence or non-occurrence of the trigger event.” Consider adding similar disclosure in the descriptions of Excess of Loss Notes to more clearly describe the effect to the Reinsurance Interval Fund.

Response: The Fund has added the following language to the Prospectus in the paragraph describing Excess of Loss Notes: “The Reinsurance Interval Fund, as a holder of an Excess of Loss Note, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.”

8.	Staff Comment: The Staff notes that paragraph four of page four includes the following disclosure:

The Fund may also enter into other types of investments that enable the Fund to provide risk transfer services, as the Adviser may consider appropriate from time to time, including participating in Lloyd’s syndicates.

Please provide additional disclosure describing what Lloyd’s syndicates are.

Response: The following additional language has been added to this paragraph: “A Lloyd’s syndicate supports a group of underwriters who participate in the Lloyd’s insurance market to insure and spread the risks of different businesses, organizations and individuals.”

9.

Staff Comment: If the Fund made distributions which were treated as return of capital during the last fiscal year, please add disclosure summarizing the discussion of return on capital distributions on page 59.

Response: The Fund did not make any distributions that were treated as return of capital in its last fiscal year and, therefore, does not plan to make disclosure changes to this section at this time.

Reorganization into the Reinsurance Interval Fund

10.

Staff Comment: Please consider adding additional disclosure clarifying why the Adviser expects to recommend that the Fund merge into the Reinsurance Interval Fund “as of the 1 year anniversary of the Fund’s commencement of investment operations,” as stated in the first sentence of this section.

Response: The Fund respectfully submits that its existing disclosure explains why the Adviser anticipates recommending the merger of the Fund into the Reinsurance Interval Fund. The Fund notes supplementally that the Adviser believes that a twelve-month period after commencement of investment operations is most appropriate to take advantage of investment opportunities following an event that causes a material drawdown. Once the initial twelve-month period has elapsed, the Adviser believes that it would then be appropriate to increase the frequency of the Fund’s repurchase offers. Therefore, the Fund has adopted a fundamental policy pursuant to Rule 23c-3 whereby the periodic interval at which the Fund would offer to repurchase shares from investors following the initial twelve-month interval after commencement of investment operations would change to quarterly. At that point in time, the repurchase rights between the Fund and the Reinsurance Interval Fund would be the same (quarterly). In order to afford investors simplified account statements that would reflect a single investment and in order to simplify the repurchase offer process, the Adviser expects to recommend that the Fund be merged into the Reinsurance Interval Fund. The Adviser believes that the Reorganization would keep Fund investors in much the same position they would be in were they to remain investors in the Fund, as they would continue to have quarterly liquidity opportunities and all other features of the two Funds would be substantially the same at that time, but would simplify the structure of their investments and the means by which the Fund may repurchase their shares. The Adviser expects to make this recommendation approximately nine months after the Fund commences investment operations because this would enable the Board to adequately consider all relevant factors in a timely manner in order to determine whether to approve the Reorganization, which could then be effective on or prior to the one year anniversary of commencement of investment operations. In light of the Staff’s comment, however, the Fund has revised the first paragraph of the “Reorganization into the Reinsurance Interval Fund” section to clarify further the purpose of the expected twelve-month time period between the Fund’s commencement of operations and the Reorganization:

Approximately 9 months after the Fund commences investment operations, the Fund’s Adviser is expected to recommend to the Board that the Fund be reorganized with and into the Reinsurance Interval Fund effective as of the 1 year anniversary of the Fund’s commencement of investment operations (the “Reorganization”). The twelve-month period following commencement of investment operations is intended to provide sufficient time for the Reinsurance Interval Fund to deploy its new assets (as a result of the Fund’s investment in the Reinsurance Interval Fund) and take advantage of investment opportunities following an event that causes a material drawdown. The consummation and timing of the merger remains subject to the Board’s discretion, the Board’s consideration of other strategic alternatives and applicable regulatory requirements and is not expected to require shareholder approval. There can be no assurance that the Reorganization with the Reinsurance Interval Fund will occur or that it will occur within the time period contemplated.

11.	Staff Comment: In the last paragraph of page six, the prospectus discloses:

The Reorganization (assuming the satisfaction of the Closing Conditions) is not expected to result in higher expenses for Fund shareholders.

Please disclose why the reorganization is not expected to result in higher expenses.

Response: The Fund has revised the above disclosure as follows:

~~The~~ Immediately after the Reorganization ~~(assuming the satisfaction of the Closing Conditions) is not expected to result in higher expenses for Fund shareholders~~, expenses of the Reinsurance Interval Fund are expected to be substantially the same as immediately before the Reorganization, since the value of the assets of the Reinsurance Interval Fund will be the same as prior to the Reorganization. While the Adviser will consider the appropriate party to bear the cost of the Reorganization at the time of the Reorganization, it is currently expected that all such costs will be borne by the Adviser.

Fund Expenses

12.	Staff Comment: Please explain why the Fee Waiver and/or Expense Reimbursement line item also includes recoupments.

Response: The Adviser is not entitled to recoup any waived fees under the fee waiver agreement. As such, the line item has been revised as follows: “Fee Waiver and/or Expense Reimbursement.”

13.	Staff Comment: The Staff requests that the Fund update the Fund Expenses table to disclose 4.00% in the Management Fee line item and 2.00% in the Fee Waiver/Expense Reimbursement line item.

Response: The Fund respectfully submits that its current disclosure in the Fund Expenses table is appropriate. The Fund notes that it included the amount of the Reinsurance Interval Fund’s management fee in the fee table because Fund shareholders will bear their pro rata portion of such fees indirectly through the Fund’s investment in the Reinsurance Interval Fund. In contrast, the Fund does not disclose the management fee that would be applicable to the Fund since the Fund has entered into an expense limitation agreement with the Adviser in which the Adviser has permanently agreed to waive any management fees on assets invested in another investment company advised by the Adviser. Thus, the Fund will never be charged a management fee by the Adviser with respect to assets invested in the Reinsurance Interval Fund. The Fund respectfully notes that this approach is consistent with the form requirements of Form N-2, Item 3 and that the permanent waiver of the Fund’s management fee by the Adviser will be clearly disclosed in footnote 3 of the table. However, the Fund will revise the language in footnote 3 of the table as follows:

The Reinsurance Interval Fund pays the Adviser a Management Fee at the annual rate of 2.00% of the average daily net assets of the Reinsurance Interval Fund. Under the Fund’s Management Agreement, the Adviser is entitled to receive a management fee of 2.00% as payment for its services to the Fund; however, the Adviser has agreed to permanently waive and/or reimburse all such management fees payable by the Fund with respect to assets invested in the Reinsurance Interval Fund pursuant to a contractual expense limitation agreement with the Fund.

The Fund further notes that the agreement between the Fund and Adviser, in which the Adviser has agreed to permanently waive its management fees with respect to the Fund, has been filed as an exhibit to the Fund’s registration statement.

14.

Staff Comment: If the Adviser can recoup waived Management Fees, please include disclosure in footnote eight reflecting this, and briefly describe the terms. Furthermore, if there is a written waiver agreement, please confirm it is filed as an exhibit to the registration statement.

Response: The Fund notes that there is a written waiver agreement between the Adviser and the Fund, which does not provide for recoupment of management fees by the Adviser. The Fund confirms that this agreement was filed with Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on September 6, 2016.

15.	Staff Comment: The Staff notes the following language in footnote eight of the Fund Expenses table:

Notwithstanding the foregoing, the Adviser has agreed to permanently waive all management fees payable by the Fund that are attributable to assets of the Fund invested in another registered investment company advised by the Adviser. In addition, at least through the one-year anniversary of the date the Fund commences investment operations, the Adviser has agreed to pay or otherwise bear operating and other expenses of the Fund (excluding brokerage and transactional expenses)

Please confirm that these statements are supported by an agreement filed as exhibit.

Response: The Fund notes that, as discussed in the response to Comment 14, the Fund has filed as an exhibit a written waiver agreement between the Adviser and the Fund. The Fund confirms that this agreement directly supports the statements cited in footnote 8 of the Fund Expenses table. With respect to management fees and operating/other expenses, the written waiver agreement states:

(1) The Adviser agrees to permanently waive all advisory fees payable to the Adviser pursuant to the above-referenced Investment Management Agreement that are attributable to assets of the Fund invested in another registered investment company advised by the Adviser. (2) Through the one-year anniversary of the date the Fund commences investment operations, the Adviser agrees to pay or otherwise bear operating and other expenses of the Fund (including organizational and offering expenses, but excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees and expenses (including all fees and expenses of Stone Ridge Reinsurance Risk Premium Interval Fund), taxes, litigation and indemnification expenses, judgments, and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of the Fund to 0.00% of the average daily net assets of the Fund.

Shareholder Guide – Distribution and Servicing Arrangements

16.	Staff Comment: The Staff notes that the below disclosure appears under the “Distribution and Servicing Plan” header:

. . . (ii) activities or expenses primarily intended to result in the sale of Shares (fees for such services, if any, “distribution fees”). The Fund does not believe that any portion of fees currently paid to financial intermediaries are distribution fees.

Please explain the basis under which this Fund might pay distribution fees.

Response: Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose an asset-based distribution fee.

Shareholder Guide – How to Buy Shares

17.	Staff Comment: Under the Involuntary Redemptions disclosure, please add disclosure clarifying the meaning of the below statement:

In addition, the Fund reserves the right to redeem an account if the shareholder does not satisfy the eligibility requirements described herein.

Response: The Fund has made the following revision to this language: “In addition, the Fund reserves the right to redeem an account if the shareholder does not satisfy the eligibility requirements described herein, either at the time of purchase or any time thereafter.”

18.

Staff Comment: The Staff notes that the language referenced in Staff Comment 17 implies that the Fund may make mandatory repurchases. Please explain supplementally how the Fund’s ability to repurchase shares in these situations is consistent with Rule 23c-2 under the 1940 Act, which requires that a closed-end fund redeem shares in a non-discriminatory manner.

Response: The Fund would exercise its option to redeem Shares, for example, in order to prevent such Shares from being held by individuals that do not qualify as Eligible Investors. The Fund believes these circumstances present a clear rationale for a mandatory repurchase and would not result in the Fund repurchasing shares in a discriminatory manner under 23c-2.

Statement of Additional Information

19.	Staff Comment: In the last paragraph of page 17, the Staff notes the following disclosure:

. . . if the Reinsurance Interval Fund writes a physically settled put option, it will typically segregate or earmark liquid assets equal to the exercise price of the option, less margin on deposit or hold the reference instrument directly; if the Reinsurance Interval Fund writes a cash settled put option, it will typically segregate or earmark liquid assets equal to the amount the option is in the money (meaning the difference between the exercise price of the option and the current market price of the reference instrument, when the exercise price of the option is higher than the market price of the reference instrument), marked to market on a daily basis, less margin on deposit.

Please revise this language to be consistent with the segregation requirements for options sold under the no-action relief provided in Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987). In particular, the revision should clarify that for options sold, the Fund must segregate liquid assets equal to the strike price of the put option (less any margin on deposit).

Response: For purposes of meeting asset segregation requirements in respect of options sold, the Fund earmarks or segregates liquid assets equal to the strike price of the put option (less any margin on deposit). Accordingly, the disclosure has been revised as follows:

. . . if the Reinsurance Interval Fund writes a ~~physically settled~~ put option, it will typically segregate or earmark liquid assets equal to the ~~exercise~~ strike price of the option, ~~less margin on deposit or hold the reference instrument directly; if the Reinsurance Interval Fund writes a cash settled put option, it will typically segregate~~

~~or earmark liquid assets equal to the amount the option is in the money (meaning the difference between the exercise price of the option and the current market price of the reference instrument, when the exercise price of the option is higher than the market price of the reference instrument), marked to market on a daily basis,~~ less margin on deposit.

Control Persons and Principal holders of Securities

20.	Staff Comment: The Staff notes the following language:

As of [            ], 2018, the Adviser owned of record and beneficially 100% of the outstanding shares of the Fund. As of [            ], 2018, the Trustees and officers of the Fund as a group owned 100% of the outstanding shares of the Fund through the Adviser’s or its affiliates’ direct Fund investments.

Please explain why ownership is attributed through the Adviser and the Adviser’s affiliates to all Trustees, including Independent Trustees.

Response: The Fund has made the following revision to the quoted language above:

As of [ ], 2018, the Interested Trustee and officers of the Fund as a group owned 100% of the outstanding shares of the Fund through the Adviser’s or its affiliates’ direct Fund investments.

The Fund notes that the previous disclosure was designed to address the requirement of Item 19.3 of Form N-2. Item 19.3 requires a fund to “disclose all equity securities of the Registrant owned by all officers, directors, and members of the advisory board of the Registrant as a group, without naming them.” The requirement does not exclude Independent Trustees and, therefore, the Fund interpreted the plain meaning of Item 19.3 to include all Trustees within the required disclosure. Because the Fund has not yet commenced operations, the Independent Trustees do not own any shares of the Fund.

*        *        *

Should members of the Staff have any questions or comments, they should contact the undersigned at (415) 315-6356 or brandon.weston@ropesgray.com

Very truly yours,

/s/ Brandon Weston

Brandon Weston

cc:	Lauren D. Macioce, Stone Ridge Asset Management LLC
James T. Rothwell, Stone Ridge Asset Management LLC
Gregory C. Davis, Ropes & Gray LLP
Elizabeth J. Reza, Ropes & Gray LLP